Accredited Solutions, Inc.

20311 Chartwell Center Drive, Suite 1469

Cornelius, North Carolina 28031

September 20, 2024

VIA EDGAR

Bradley Ecker

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Accredited Solutions, Inc. Offering Statement on Form 1-A Filed on September 9, 2024 File No. 024-12500 (the “Offering Statement”)

Dear Mr. Ecker:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement on Form 1-A be accelerated and declared qualified Tuesday, September 24, 2024, at 9:00 a.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Eduardo A. Brito
Eduardo A. Brito Chief Executive Officer Accredited Solutions, Inc.